Evercore Group L.L.C.

55 East 52nd Street, Ste 35

New York, New York 10055

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

August 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola

Re:	Waverley Capital Acquisition Corp. 1 Registration Statement on Form S-1 Filed March 30, 2021, as amended File No. 333-254842

Dear Ms. Ayoola:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several underwriters, hereby join in the request of Waverley Capital Acquisition Corp. 1 that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 19, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 372 copies of the Preliminary Prospectus dated July 30, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Jay Chandler
	Name:	Jay Chandler
	Title:	Senior Managing Director

Morgan stanley & co. llc

By:	/s/ Benjamin Samuels
	Name:	Benjamin Samuels
	Title:	Executive Director

[Signature Page to Underwriter’s Acceleration Request Letter]